Product supplement BE
To prospectus dated September 29, 2009 and
prospectus supplement dated September 29, 2009

Registration Statement No. 333-162195
Dated September 29, 2009
Securities Act of 1933, Rule 424(b)(2)



Deutsche Bank AG

Securities Linked to the Performance of a Currency, Currency Index or Basket of Currencies Relative to a Reference Currency

General

- Deutsche Bank AG may offer and sell securities linked to the performance of one or more currencies, which may include a basket of currencies or a currency index selected or created by Deutsche Bank AG or one of its affiliates, relative to a reference currency from time to time. This product supplement describes terms that will apply generally to the securities and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the securities, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as pricing supplements. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant pricing supplement shall control.

- The securities are the senior unsecured obligations of Deutsche Bank AG.

- Payment on the securities will be linked to the performance of one or more underlying currencies or a currency index relative to a reference currency, as described below. The value of a currency index, if applicable, may be calculated by reference to currencies or to forward contracts on currencies.

- For important information about tax consequences, see "U.S. Federal Income Tax Consequences" in this product supplement.

- The securities will be issued in denominations that will be specified in the relevant pricing supplement. Minimum investment amounts, if any, will be specified in the relevant pricing supplement.

- Investing in the securities is not equivalent to investing in any currency, currency index or basket of currencies to which payment on the securities may be linked.

- The securities will not be listed on any securities exchange unless otherwise specified in the relevant pricing supplement.

Investing in the securities involves a number of risks. See "Risk Factors" beginning on page 5 of this product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this product supplement, the accompanying prospectus supplement and prospectus, or any related pricing supplement. Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank AG

September 29, 2009

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the pricing supplement relevant to your investment, this product supplement and the accompanying prospectus supplement and prospectus with respect to the securities offered by the relevant pricing supplement and this product supplement and with respect to Deutsche Bank AG. We have not authorized anyone to give you any additional or different information. The information in the relevant pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The securities described in the relevant pricing supplement and this product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which you should discuss with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, Inc. ("**FINRA**") and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the securities. The relevant pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the securities under any circumstances in which such offer or solicitation is unlawful.

In this product supplement and the accompanying prospectus supplement and prospectus, "**we**," "**us**" and "**our**" refer to Deutsche Bank AG, including, as the context may require, acting through one of its branches.

We are offering to sell, and are seeking offers to buy, the securities only in jurisdictions where such offers and sales are permitted. Neither this product supplement nor the accompanying prospectus supplement, prospectus or pricing supplement constitutes an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement nor the accompanying prospectus supplement, prospectus or pricing supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement and accompanying prospectus supplement, prospectus and pricing supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and the purchase, offer or sale of the securities and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the securities under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

SUMMARY TERMS

The Underlying

The underlying currency, currency index or basket of currencies and any reference currency designated in the relevant pricing supplement accompanying this product supplement. The components of any basket of currencies and the relative weights of the components of any basket of currencies will be specified in the relevant pricing supplement.

Face Amount

The denomination of the security, which may be $10, $100, $1,000 or another amount per security, as specified in the relevant pricing supplement.

Issue Price

100% of the Face Amount, unless otherwise specified in the relevant pricing supplement.

Payment at Maturity

The payment you will receive at maturity will be based on the value of the Ending Level relative to the Starting Level (the "**Performance**"), and any upside or downside leverage factor specified in the relevant pricing supplement (the "**Leverage Factor**"). The relevant pricing supplement may also specify a maximum return (the "**Maximum Return**") on the securities and/or a percentage up to which your initial investment will be protected (a "**Buffer Amount**"). The payment at maturity of the securities may be based on a specified percentage (a "**Specified Percentage**"), and may include an additional amount at maturity (an "**Additional Amount**"). If applicable, the Upside or Downside Leverage Factor, the Maximum Return, the Buffer Amount, the Specified Percentage and any Additional Amount will be set forth in the relevant pricing supplement.

Unless otherwise specified in the relevant pricing supplement:

- If the Performance is positive, you will receive a cash payment per security Face Amount that provides you with a return on your initial investment based on the Performance *multiplied* by the Upside Leverage Factor or a Specified Percentage, if applicable.

- If the Performance is zero, you will receive a cash payment per security equal to the Face Amount.

- If the Performance is negative and a Buffer Amount is specified in the relevant pricing supplement, your initial investment will be protected against any negative Performance to the extent of the Buffer Amount. In this event, unless otherwise specified in the relevant pricing supplement, if the Performance is negative but in an amount equal to or less than the

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Buffer Amount, you will receive the Face Amount of your securities at maturity. However, your initial investment *will* be exposed to any negative Performance beyond such Buffer Amount as described in the relevant pricing supplement.

- If the Performance is negative and no Buffer Amount applies then for every 1% (or fraction thereof) of negative Performance, you will lose an amount equal to 1% (or fraction thereof) of the Face Amount of your securities.

Negative Performance may also be multiplied by a Downside Leverage Factor if specified in the relevant pricing supplement.

If the Performance is negative and is multiplied by a Downside Leverage Factor, then for every 1% of negative Performance, you could lose an amount significantly greater than 1%.

You could lose some or all of your initial investment at maturity if the Performance is negative.

Conflicts of Interest

We own, directly or indirectly, all of the outstanding equity securities of Deutsche Bank Securities Inc. ("**DBSI**"). Any offering in which DBSI participates will be conducted in compliance with the requirements of NASD Rule 2720 of FINRA regarding a FINRA member firm's distribution of the securities of an affiliate and related conflicts of interest. In accordance with NASD Rule 2720, DBSI may not make sales in offerings of the securities to any of its discretionary accounts without the prior written approval of the customer. See "Underwriting (Conflicts of Interest)."

Definitions	*The following defined terms may be used in calculating the payment, if any, on your securities:*
Early Redemption	If specified in the relevant pricing supplement, we will have the right to redeem the securities prior to the Maturity Date at the early redemption price specified therein.
Ending Level	As specified in the relevant pricing supplement.
Maturity Date	As specified in the relevant pricing supplement. The Maturity Date of the securities is subject to postponement in the event of certain market disruption events and as described under "Description of Securities — Payment at Maturity — Market Disruption Events."
Performance	One of the following formulas or such other formula as specified in the relevant pricing supplement:

$$\frac{\text{Ending Level} - \text{Starting Level}}{\text{Starting Level}}$$

OR

$$\frac{\text{Ending Level} - \text{Starting Level}}{\text{Ending Level}}$$

OR

$$\frac{\text{Starting Level} - \text{Ending Level}}{\text{Starting Level}}$$

OR

$$\frac{\text{Starting Level} - \text{Ending Level}}{\text{Ending Level}}$$

Starting Level	As specified in the relevant pricing supplement.
Valuation Date(s)	As specified in the relevant pricing supplement, the Ending Level will be calculated on a single date, which we refer to as the Final Valuation Date, or on a series of averaging dates. We refer to each such date generally as a Valuation Date in this product supplement.
Other Terms	In each case, if applicable, the "**Upside Leverage Factor**," "**Downside Leverage Factor**," "**Maximum Return**," "**Buffer Amount**," "**Specified Percentage**," "**Additional Amount**" and other terms will be specified in the relevant pricing supplement.

RISK FACTORS

Your investment in the securities involves certain risks. The securities do not provide for coupon payments or guarantee any return of your initial investment prior to, or at, maturity. Investing in the securities is not equivalent to investing directly in any currencies to which payment on the securities may be linked. In addition, your investment in the securities entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks together with the risk information contained in the prospectus supplement, prospectus and the relevant pricing supplement before you decide that an investment in the securities is suitable for you.**

The securities do not provide for coupon payments or guarantee the return of your initial investment.

The securities do not provide for coupon payments or guarantee the return of any of your initial investment. The amount payable at maturity will be determined pursuant to the terms described in this product supplement and the relevant pricing supplement.

If a Buffer Amount is specified in the relevant pricing supplement and the negative Performance exceeds such Buffer Amount, you will lose some and could lose all of your initial investment at maturity. If there is no Buffer Amount specified in the relevant pricing supplement, and the Performance is negative, you will lose some or all of your initial investment at maturity. Negative Performance may also be multiplied by a Downside Leverage Factor which, if greater than 100%, will accelerate losses on your investment.

Payments on the securities are subject to Deutsche Bank's creditworthiness.

Although the return on the securities will be based on the Performance of the Underlying, the payment of any amount due on the securities is subject to the credit risk of Deutsche Bank. An actual or anticipated downgrade in Deutsche Bank's credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the market value of the securities. As a result, our actual and perceived creditworthiness will affect the market value of the securities, and in the event we were to default on our obligations, you may not receive any amount owed to you under the terms of the securities.

The appreciation potential of the securities is limited to the Maximum Return, if applicable.

If the securities are subject to a Maximum Return, the appreciation potential of the securities is limited to the Maximum Return. Any applicable Maximum Return will be a percentage which we will determine on the trade date and which will be set forth in the relevant pricing supplement. Accordingly, if the relevant pricing supplement specifies a Maximum Return for the securities, the appreciation potential of the securities will be limited to that Maximum Return even if the Performance multiplied by the Upside Leverage Factor is greater than that Maximum Return.

Owning the securities is not the same as owning the underlying currency or currencies.

The return on your securities will not reflect the return you would realize if you actually owned the Underlying and held such investment for a similar period, and the payment at maturity of the securities will be capped based on the Maximum Return if one is specified in the applicable pricing supplement. If the Performance multiplied by the Upside Leverage Factor exceeds the level that would result in the applicable Maximum Return, your return on the securities at maturity will be less than the return that you would have realized but for the Maximum Return, and may be less than the return on a direct investment in the underlying currency or currencies.

Secondary trading may be limited.

Unless otherwise specified in the relevant pricing supplement, the securities will not be listed on a securities exchange. There may be little or no secondary market for the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily or at a price advantageous to you.

Deutsche Bank AG and its affiliates may act as market makers for the securities but are not required to do so. Because we do not expect that other market makers will participate significantly in any secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the securities. If at any time Deutsche Bank AG or its affiliates or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the securities.

The Performance will be calculated only on the specified Valuation Date or Valuation Dates, and thus will not reflect the relative value of the underlying currency or currency index or basket of currencies at any other point during the term of the securities, or on the Maturity Date.

Because the Ending Level is calculated only on the Final Valuation Date or at other specified Valuation Dates, including dates near the Final Valuation Date, the relative value of the Underlying at the Maturity Date or at other times during the term of the securities could be higher or lower than the Ending Level. This difference could be particularly large if there is a significant increase in such relative value after the initial valuation date, if there is a significant decrease in the such relative value around the time of the Final Valuation Date or if there is significant volatility in such value during the term of the securities (especially on dates near the Final Valuation Date). Under these circumstances, you may receive a lower payment at maturity than you would have received if you had invested directly in the relevant currency or currencies or contracts relating to such currencies. Even if such relative value increases during the term of the securities, the market value of the securities may not increase by the same amount. It is also possible for such relative value to increase while the market value of the securities declines.

The securities are not designed to be short-term trading instruments. The securities are designed to be held to maturity.

The price at which you will be able to sell your securities to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the Face Amount of the securities, even in cases where the Performance since the trade date has been positive. The potential returns described in the relevant pricing supplement assume that your securities, which are not designed to be short-term trading instruments, are held to maturity.

Changes in the value of any currency in a basket or currency index, or in the value of the reference currency may offset each other.

The securities are linked to the Performance of a currency, currency index, or basket of currencies relative to a reference currency. Movements in the exchange rates of any basket or currencies in a currency index may not correlate with each other. At a time when the exchange rates of one currency increases, the exchange rates of another currency may not increase as much or may even decline. Therefore, in calculating the Ending Level, increases in the exchange rates of one or more of the currencies may be moderated, or more than offset, by lesser increases or declines in the exchange rates of one or more other currencies.

Currencies that compose a basket or currency index may not be equally weighted.

The securities may be linked to a weighted basket of currencies or a currency index. Each currency included in such basket or currency index may have a different weight in determining the value of the basket or currency index. The applicable weights of a basket of currencies will be specified in the relevant pricing supplement. In the event of an unequal weighting of currencies within a basket of currencies or a currency index, the same percentage change in such currencies may have different effects on the Ending Level.

The securities will be subject to currency exchange rate risk. Historical performance of any currency should not be taken as an indication of the future performance of that currency during the term of the securities.

Holders of securities will be exposed to currency exchange rate risk with respect to each of the currencies to which payment on the securities may be linked. An investor's net exposure will depend on the extent to which the currencies strengthen or weaken against the U.S. dollar or other reference currency. If, taking into account such weighting, the U.S. dollar or such other reference currency strengthens against the respective component currencies, Performance may be adversely affected, and the payment at maturity of the securities may be reduced. Foreign currency exchange rates vary over time, and may vary considerably during the term of the securities. Changes in foreign currency exchange rates result from the interaction of many factors directly or indirectly affecting economic and political conditions in the relevant currency's country and economic and political developments in other relevant countries.

Of particular importance to potential currency exchange rate risk are:
- existing and expected rates of inflation;
- existing and expected interest rate levels;
- the balance of payments between countries; and
- the extent of governmental surpluses or deficits in the relevant countries.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries and other countries important to international trade and finance.

The liquidity and trading value of, and amounts payable under, the securities could be affected by the actions of the governments of the originating nations of the relevant currencies.

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations are permitted to fluctuate in value relative to the value of other currencies. However, governments do not always allow their currencies to float freely in response to economic forces. Governments use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the trading value of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the securities is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments, which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the securities in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency, or in the event of other developments affecting any relevant currency.

The securities may be subject to emerging markets' political and economic risks.

The underlying currency, currency index, basket of currencies or the reference currency may include the currencies of emerging market countries, which are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, those emerging markets have undergone significant political, economic and social changes. Such far-reaching political changes have resulted in constitutional and social tensions, and in some cases, instability and reaction against market reforms has occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing market nation. Political or economic instability would likely have an adverse effect on the performance of the relevant currencies, and, consequently, the value of the securities and your payment at maturity.

Even though currencies are traded around-the-clock, if a secondary market for the securities develops, the securities may trade only during regular hours in the United States.

The interbank market for currencies, including the U.S. dollar, is a global, around-the-clock market and currency values are quoted 24 hours a day. Therefore, the hours of trading for the securities, if any, may not conform to the hours during which the relevant currencies are traded. To the extent that U.S. markets are closed while the markets for other currencies remain open, significant price and rate movements may take place in the underlying foreign exchange markets, and thus in the exchange rates of the relevant currencies, that will not be reflected immediately in the market price, if any, of the securities.

The absence of last-sale and other information about the relevant currencies may affect the price of the securities.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers' offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the value of the exchange rates used to calculate the Performance of the relevant currencies or any Additional Amount. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

In addition, certain relevant information relating to the originating countries of the relevant currencies may not be as well known or as rapidly or thoroughly reported in the United States as comparable United States developments. Prospective purchasers of the securities should be aware of the possible lack of availability of important information that can affect the exchange rates of the relevant currencies and must be prepared to make special efforts to obtain that information on a timely basis.

Prior to maturity, the value of the securities will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the securities. We expect that, generally, the exchange rates of the relevant currencies on any day will affect the value of the securities more than any other single factor. However, you should not expect the value of the securities in the secondary market to vary in proportion to changes in the exchange rates of the relevant currencies. The value of the securities will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected volatility in the underlying currency or currencies;

- the time to maturity of the securities;

- the exchange rate and volatility of the exchange rate of the relevant currency or currencies and variations in the degree of correlation between any relevant exchange rates;

- interest and yield rates in the market generally as well as in the markets of the relevant currency or currencies;

- economic, financial, political, regulatory or judicial events that affect the underlying currency or currencies or financial markets generally and which may affect the exchange rates of the relevant currencies on any Valuation Date;

- suspension or disruption of market trading in any relevant currency;

- supply and demand for the securities; and

- our creditworthiness, including actual and anticipated downgrades in our credit ratings.

Suspensions or disruptions of market trading in the currency markets and related futures may adversely affect the market value of the securities and/or the return on your initial investment in the securities.

The currency markets are subject to temporary distortions or other disruptions due to various factors, including the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur in a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limited is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices may have the effect of precluding trading in a particular contract or forcing liquidation of contracts at disadvantageous times or prices. These circumstances could affect the exchange rates of relevant currencies and the value of the securities.

If the securities are subject to Early Redemption, the return on your securities may be reduced and you may receive less than the full Face Amount of your securities in such circumstances.

If specified in the relevant pricing supplement, the securities may be subject to Early Redemption, including in the event that certain events of inconvertibility or non-transferability occur. In such circumstances, we may redeem the securities prior to maturity, the amount that we pay you may be less than the full Face Amount of your securities and you may not receive any Additional Amount on your securities.

The inclusion in the original Issue Price of each agent's commission and the cost of hedging our obligations under the securities directly or through one or more of our affiliates is likely to adversely affect the market value of the securities prior to maturity.

While the payment at maturity will be based on the full Face Amount of your securities as described in the relevant pricing supplement, the original Issue Price of the securities includes each agent's commission and the cost of hedging our obligations under the securities directly or through one or more of our affiliates. Such cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original Issue Price. In addition, any such prices may differ from values determined by pricing models used by Deutsche Bank AG or its affiliates, as a result of such compensation or other transaction costs.

We or our affiliates may have adverse economic interests to the holders of the securities.

Deutsche Bank AG and other affiliates of ours trade currencies and other financial instruments related to currencies on a regular basis, for their accounts and for other accounts under their management. Deutsche Bank AG and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the relevant currencies. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the securities. Any of these trading activities could potentially affect the exchange rates of the relevant currencies and, accordingly, could affect the value of the securities and the amount, if any, payable to you at maturity.

We or our affiliates may also act as the sponsor of a currency index. In this role, we or our affiliates may exercise discretion, as in rebalancing the currency index during the term of the securities.

In addition, one or more of our affiliates may publish research reports or otherwise express views about the relevant currencies. Any prospective purchaser of securities should undertake an independent investigation of each currency as in its judgment is appropriate to make an informed decision with respect to an investment in the securities.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of securities with returns linked or related to the relative performance of the relevant currencies. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the securities.

We and our affiliates are active participants in the currency markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more currency transactions. Our trading activities may have a material effect on currency exchange rates and consequently have a negative impact on the value of the securities.

We may have hedged our obligations under the securities directly or through certain affiliates, and we or they would expect to make a profit on any such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss. Although they are not expected to, these hedging activities may adversely affect market prices and, therefore, the market value of the securities. It is possible that Deutsche Bank AG or its affiliates could receive substantial returns from these hedging activities while the market value of the securities declines.

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Starting Level and the Ending Level, the Performance and the amount, if any, that we will pay you at maturity. If Early Redemption is specified, the calculation agent will also be responsible for determining whether an Early Redemption event has occurred and whether there has been a material change in the method of calculation of the Ending Level. In performing these duties, Deutsche Bank AG, London Branch may have interests adverse to the interests of the holders of the securities, which may affect your return on the securities, particularly where Deutsche Bank AG, London Branch as the calculation agent, is entitled to exercise discretion.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from valuing the currency, basket or currency index, or calculating any Additional Amount or any other amount we will pay you at maturity of the securities in the manner initially provided for in the relevant pricing supplement. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currency. If the calculation agent, in its sole discretion, determines that any of these events prevents us or our affiliates from determining such value or amount in the ordinary manner, it is possible that your securities will be subject to Early Redemption or the relevant Valuation Date may be postponed, and in each case the return on your securities may be adversely affected. For example, if the source for an exchange rate is not available on the Final Valuation Date, the calculation agent may determine the exchange rate for such date and such determination may adversely affect the return on your securities.

Holdings of the securities by our affiliates and future sales may affect the price of the securities.

Certain of our affiliates may purchase for investment certain of the securities. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the securities offered in that offering. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests. In addition, if a substantial portion of the securities held by our affiliates were to be offered for sale in the secondary market, if any, following such an offering, the market price of the securities may fall. The negative effect of such sales on the prices of the securities could be more pronounced if secondary trading in the securities is limited or illiquid.

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The sponsor of any currency index may adjust the relevant currency index in ways that affect its level, and the sponsor has no obligation to consider your interests.

The return on the securities may be linked to a currency index. The sponsor of any index is responsible for calculating and maintaining the relevant index. The sponsor can add, delete or substitute the components underlying the relevant index or make other methodological changes that could change the level of the relevant index. You should realize that the changing of components included in an index may affect such index, as a newly added components may perform significantly better or worse than any it replaces. Additionally, the sponsor may alter, discontinue or suspend calculation or dissemination of the index. Any of these actions could adversely affect the value of the securities. The sponsor has no obligation to consider your interests in calculating or revising any index.

We generally do not control any currency index, or the components underlying such currency index.

The return on the securities may be linked to one or more currency indices. Except as otherwise described in the relevant pricing supplement, we are not affiliated with the sponsors of any currency index and do not control the components included in any currency index. As a result, we will have no ability to control the actions of the sponsor or such components, including actions that could affect the value of the components underlying any currency index, and consequently the value or return on your securities. No sponsor of any currency index will have any obligation to consider your interests as a holder of the securities in taking any actions that might affect the value of your securities.

The U.S. federal income tax consequences of an investment in the securities are unclear.

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the Internal Revenue Service (the "**IRS**"). Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities (as prepaid financial contracts) described in the section of this product supplement entitled "U.S. Federal Income Tax Consequences." If the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the securities might be affected materially and adversely. In addition, as described in "U.S. Federal Income Tax Consequences," in December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

In December 2007, the IRS also released a revenue ruling holding that a financial instrument with some arguable similarity to the securities is properly treated as a debt instrument denominated in a foreign currency. The securities are distinguishable in meaningful respects from the instruments described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the securities for U.S. holders, possibly with retroactive effect.

Both U.S. and non-U.S. holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the December 2007 notice and ruling), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

DESCRIPTION OF SECURITIES

*The following description of the terms of the securities supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities of Deutsche Bank Aktiengesellschaft" in the accompanying prospectus. A separate pricing supplement will describe the terms that apply specifically to the securities, including the underlying currency or currencies, the reference currency, the components of any basket or underlying any currency index and the relative weights of any basket or currency index, as well as any changes to the terms specified below. Capitalized terms used but not defined in this product supplement have the meanings assigned to them in the accompanying prospectus supplement, prospectus and the relevant pricing supplement. Unless otherwise specified in the relevant pricing supplement, the term "**security**" refers to one of our Securities Linked to the Performance of a Currency, Currency Index or Basket of Currencies Relative to a Reference Currency.*

General

The securities are senior unsecured obligations of Deutsche Bank AG that are linked to the performance of one or more currencies, which may include a basket or currency index selected or created by Deutsche Bank AG or one of its affiliates and a reference currency. The securities are a series of notes referred to in the accompanying prospectus supplement and prospectus and the relevant pricing supplement. The securities will be issued by Deutsche Bank AG under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, and registrar.

The securities do not pay coupons and do not guarantee any return of your initial investment. At maturity you will be entitled to receive a payment in cash, the amount of which will vary depending on the Performance, the Upside or Downside Leverage Factor, the Maximum Return, the Buffer Amount, the Specified Percentage and the Addition Amount, in each case, to the extent applicable as specified in the relevant pricing supplement.

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency.

The securities are our senior unsecured obligations and will rank *pari passu* with all of our other senior unsecured obligations.

The specific terms of the securities will be described in the relevant pricing supplement accompanying this product supplement. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant pricing supplement shall control.

The securities will be issued in denominations that will be specified in the relevant pricing supplement. The Face Amount and Issue Price of each security will be specified in the relevant pricing supplement. The securities will be represented by one or more permanent global securities registered in the name of DTC or its nominee, as described under "Description of

Notes — Form, Legal Ownership and Denomination of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable with respect to the securities on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the securities entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding securities by tender, in open market transactions or by private agreement.

Certain Defined Terms

Each term listed below has the meaning given to it for the purpose of this product supplement and the relevant pricing supplement, unless the context otherwise requires or the relevant pricing supplement gives the term a different meaning.

Additional Amount means an additional amount payable at maturity which amount could be positive or negative and that will be specified in the relevant pricing supplement, if applicable.

Averaging Dates means the dates specified in the relevant pricing supplement.

Basket means, if applicable, the basket of currencies to which the performance of the securities is based upon.

Basket Currency means each currency included within a Basket.

Buffer Amount means a downside protection percentage that, if applicable, will be set forth in the relevant pricing supplement.

Business Day means, unless otherwise specified in the relevant pricing supplement, any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London, England.

Closing Level means:

(a) for an individual currency, the rate of the currency as set forth in the relevant pricing supplement on the relevant date of calculation;

(b) for an Index, the official closing level of such Index on the relevant date of calculation; and

(c) for a Basket, the level of the Basket, calculated in accordance with the formula set forth in the relevant pricing supplement, on the relevant date of calculation.

Currency Based means, when referring to an Underlying or a Basket Currency, that the Underlying or Basket Currency tracks currencies or currency-linked instruments, as determined by the calculation agent.

Ending Level will be specified in the relevant pricing supplement.

Face Amount means the denomination of the security, which may be $10, $100, $1,000 or another amount per security, as specified in the relevant pricing supplement.

Final Valuation Date means the date specified in the relevant pricing supplement.

Index means a currency index to which payment on the securities is linked.

Issue Price means 100% of the Face Amount, unless otherwise specified in the relevant pricing supplement.

Leverage Factor means the factor by which the Underlying or Basket Return is multiplied and which may be an "Upside Leverage Factor" or a "Downside Leverage Factor."

Maximum Return means a percentage that, if applicable, will be set forth in the relevant pricing supplement.

Specified Percentage means a percentage that may apply to your payment at maturity and, if applicable, will be set forth in the relevant pricing supplement.

Starting Level will be specified in the relevant pricing supplement.

Underlying means the underlying currency, currency index or basket of currencies and any reference currency designated in the relevant pricing supplement accompanying this product supplement.

Payment at Maturity

The Maturity Date for the securities will be set forth in the relevant pricing supplement and is subject to adjustment if such day is not a business day or if the Final Valuation Date is postponed as described below. We may also specify, if applicable, an upside or downside Leverage Factor, Maximum Return, Buffer Amount, whether or not the securities will provide for a Specified Percentage or for the payment of an Additional Amount at maturity, and any other terms applicable to the securities in the relevant pricing supplement.

The payment you will receive at maturity will be based on the Performance, the Leverage Factor, the Maximum Return, the Buffer Amount, the Specified Percentage and the Additional Amount, in each case, to the extent applicable.

Unless otherwise specified in the relevant pricing supplement:

- If the Performance is positive, you will receive a cash payment per security Face Amount that provides you with a return on your initial investment based on the Performance *multiplied* by the Upside Leveraged Factor or a Specified Percentage, if applicable.

- If the Performance is zero, you will receive a cash payment per security equal to the Face Amount.

- If the Performance is negative and a Buffer Amount is specified in the relevant pricing supplement, your initial investment will be protected against any negative Performance to the extent of the Buffer Amount. In this event, unless otherwise specified in the relevant pricing supplement, if the Performance is negative but in an amount equal to or less than the Buffer Amount, you will receive the Face Amount of your securities at maturity. However, your initial investment *will* be exposed to any negative Performance beyond such Buffer Amount as described in the relevant pricing supplement.

- If the Performance is negative and no Buffer Amount applies, then for every 1% (or fraction thereof) of negative Performance, you will lose an amount equal to 1% (or fraction thereof) of the Face Amount of your securities.

Negative Performance may also be multiplied by a Downside Leverage Factor if specified in the applicable pricing supplement. If the Performance is negative and is multiplied by a Downside Leverage Factor, then for every 1% of negative Performance you could lose an amount significantly greater than 1%.

You could lose some or all of your initial investment at maturity if the Performance is negative.

Unless otherwise specified in the relevant pricing supplement, the Performance is based on the value of the Ending Level relative to the Starting Level. The Performance will be calculated based on one of the following formulas or based on such other formula as specified in the relevant pricing supplement:

$$\frac{\text{Ending Level} - \text{Starting Level}}{\text{Starting Level}}$$

OR

$$\frac{\text{Ending Level} - \text{Starting Level}}{\text{Ending Level}}$$

OR

$$\frac{\text{Starting Level} - \text{Ending Level}}{\text{Starting Level}}$$

OR

$$\frac{\text{Starting Level} - \text{Ending Level}}{\text{Ending Level}}$$

In each case, the "**Upside Leverage Factor**," "**Downside Leverage Factor**," "**Maximum Return**," "**Buffer Amount**," "**Specified Percentage**," "**Additional Amount**" and other terms, as applicable, will be set forth in the relevant pricing supplement.

The Maturity Date will be set forth in the relevant pricing supplement. If the scheduled Maturity Date (as specified in the relevant pricing supplement) is not a Business Day, then the Maturity Date will be the next succeeding Business Day following such scheduled Maturity Date. Unless otherwise specified in the relevant pricing supplement, if, due to a market disruption event or otherwise, the Final Valuation Date is postponed so that it falls on a day that is less than three Business Days prior to the scheduled Maturity Date, the Maturity Date will be the third Business Day following such Final Valuation Date, as postponed, unless otherwise specified in the relevant pricing supplement.

Adjustments to Valuation Dates and Payment Dates

A **Valuation Date** is any Final Valuation Date, Averaging Date, trade date (as that term is defined in the relevant pricing supplement) or other date specified in the pricing supplement on which a value for an Underlying is required and is subject to adjustment as described below.

Upon an adjustment to a Valuation Date other than a trade date, the Maturity Date or any other date on which a payment is made to the holder of the securities based on the value of an Underlying on such Valuation Date (together with the Maturity Date, a "**Payment Date**") will be adjusted as well. Payment Dates will also be adjusted if they are not Business Days.

As used in the following sections, "Underlying" refers to any currency, currency index or basket of currencies to which a security is linked. For Underlyings that make up a Basket, adjustments for Market Disruption Events will be applied to the individual Basket Currencies.

The relevant pricing supplement may specify an alternative method of adjustment to Valuation Dates and Payment Dates which applies to a specific issuance of securities. If this is the case, the pricing supplement will set out how the adjustments will occur.

If a security is issued with a term (from but excluding the settlement date to and including the Maturity Date, each as specified in the relevant pricing supplement) of one year or less, the provisions which follow will apply but the Valuation Date and the Maturity Date will not adjust so that the term (calculated as described above) is greater than one year.

Adjustments to Valuation Dates

The following adjustments will be made for Market Disruption Events and non-Business Days.

If:

(a) a Valuation Date is not a Business Day with respect to any Underlying or Basket Currency; or

(b) a Market Disruption Event for any Underlying or Basket Currency occurs or is continuing on a Valuation Date,

then the applicable Valuation Date for such disrupted Underlying or Basket Currency, as applicable, may, in the discretion of the calculation agent, be postponed to the immediately succeeding Business Day on which no Market Disruption Event for such Underlying or Basket Currency occurs or is continuing. The Valuation Date for any such Underlying or Basket Currency will not be postponed later than the fifth scheduled Business Day after the date originally scheduled for such Valuation Date (the "**Fifth Day**").

If the Valuation Date is postponed to the Fifth Day and:

(a) the Fifth Day is not a Business Day with respect to such Underlying or Basket Currency; or

(b) a Market Disruption Event for such Underlying or Basket Currency occurs or is continuing on the Fifth Day,

then, on the Fifth Day the calculation agent will determine the Closing Level of such Underlying or Basket Currency using the formula for, and method of calculating, the Closing Level last in effect prior to the commencement of the Market Disruption Event or initial non-Business Day for such Underlying or Basket Currency, using the level of each constituent of such Underlying or Basket Currency (or, if trading in the relevant constituents has been materially suspended or materially limited, the calculation agent's good faith estimate of the level of each constituent that would have prevailed but for such suspension or limitation or non-Business Day) on the Fifth Day.

For a Basket, the calculation agent will then calculate the Closing Level for the Basket using:

(a) for Basket Currencies not disrupted on the original Valuation Date, the published Closing Levels of such Basket Currencies on the original Valuation Date;

(b) for Basket Currencies disrupted on the original Valuation Date but not disrupted on one or more Trading Days from the original Valuation Date to and including the Fifth Day, the published Closing Levels of such Basket Currencies on the first Trading Day after the original Valuation Date on which no Market Disruption Event occurred or was continuing; and

(c) for Basket Currencies disrupted from the original Valuation Date through the Fifth Day, the calculation agent's determination of the Closing Levels of such Basket Currencies.

Consequences for Adjustments to Valuation Dates

If the scheduled Payment Date is not a Business Day, then the Payment Date will be the next succeeding Business Day following such scheduled Payment Date. If the Final Valuation Date or final Averaging Date is postponed so that it falls on a day that is less than three Business Days prior to the scheduled Payment Date, the Payment Date will be the third Business Day following such Final Valuation Date or final Averaging Date, as postponed.

Market Disruption Events

A "**Market Disruption Event**" means any of the following:

• A currency exchange rate used in the calculation of the Underlying or Basket Currency splits into dual or multiple exchange rates;

• An event occurs that generally makes it impossible to convert a currency used in the calculation of the Underlying or Basket Currency (an "**Index Currency**") into U.S. dollars in the home country for such Index Currency (the "**Index Currency Jurisdiction**") through customary legal channels;

• An event occurs that generally makes it impossible to deliver U.S. dollars from accounts inside an Index Currency Jurisdiction to accounts outside that Index Currency Jurisdiction, or to deliver an Index Currency between accounts inside the Index Currency Jurisdiction for such Index Currency or to a party that is a non-resident of the relevant Index Currency Jurisdiction;

• The occurrence of a default, event of default or other similar condition or event with respect to any security or indebtedness of, or guaranteed by, any governmental authority in relation to an Index Currency;

• Any change in, or amendment to, the laws or regulations prevailing in the Index Currency Jurisdiction in respect of any Index Currency, or any change in any application or official interpretation of such laws or regulations, or any other governmental action that the calculation agent determines may cause another market disruption event to occur or that leads or may lead to the introduction of a currency peg regime;

- The occurrence of an event that makes it impossible or not reasonably practicable to obtain a firm quote for a currency exchange rate relevant to the Underlying or Basket Currency;

- Any nationalization, confiscation, expropriation, requisition or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the relevant jurisdiction;

- The calculation agent determines that there is a material difference in a relevant currency rate as determined by reference to the rate source for the Underlying or Basket Currency and any other market source;

- It becomes impossible to obtain a relevant currency exchange rate, either from the source for that rate or by the sponsor of the Underlying or Basket Currency itself acting in good faith in a commercially reasonable manner;

- The calculation agent determines that Deutsche Bank AG or any of its affiliates would be unable, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind, or dispose of any hedge position relating to any securities or other relevant transactions linked to the Underlying or Basket Currency, or to realize, recover or remit the proceeds of any such transactions (such an event, a "**Hedging Disruption Event**");

- Any other event which means the sponsor of the Underlying or Basket Currency fails to publish the Closing Level of the Underlying or Basket Currency; and

- Any event that the calculation agent determines may lead to any of the foregoing events.

Calculation Agent

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Starting Level, the Ending Level, the Performance and the Payment at Maturity, if any, on the securities. In addition, the calculation agent will determine whether there has been a Market Disruption Event and whether there has been a material change in the method of calculating the exchange rates of the relevant currencies. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant pricing supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m. on the business day preceding the Maturity Date.

All calculations with respect to the Starting Level, the Ending Level or the Performance will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, 0.876545 would be rounded to 0.87655); all dollar amounts related to determination of the payment per security Face Amount at maturity, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, 0.76545 would be rounded up to 0.7655); and all dollar amounts paid on the aggregate Face Amount of securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Early Redemption

In the case of securities subject to Early Redemption, if the calculation agent determines that an Early Redemption Event has occurred and is continuing, we may redeem the securities prior to the Maturity Date at the early redemption price specified in the relevant pricing supplement. We will deliver any notice of Early Redemption to holders of securities not less than five (5) business days prior to the relevant early redemption date. Any such notice of Early Redemption will be irrevocable and will specify the early redemption date for the securities. Any determination by the calculation agent that an Early Redemption Event has occurred and is continuing will be final and binding.

For purposes of the foregoing, an "**Early Redemption Event**" includes a general inconvertibility event, a general non-transferability event and such other event or events as may be specified in the relevant product supplement.

A "**general inconvertibility event**" means the occurrence of any event that generally makes it impossible to convert any currency or currency component of a basket of currencies or currency index into the relevant reference currency in the country of such currency through customary legal channels.

A "**general non-transferability event**" means the occurrence of any event that generally makes it impossible to deliver (a) the relevant reference currency from accounts inside the country of any currency or currency component of a basket of currencies or currency index to accounts outside such country or (b) any currency or currency component of a basket of currencies or currency index between accounts inside the country of such currency or to a party that is a non-resident of such country.

The relevant pricing supplement will specify whether the securities are subject to Early Redemption and the applicable Early Redemption Events.

Events of Default

Under the heading "Description of Debt Securities of Deutsche Bank Aktiengesellschaft—Events of Default" in the accompanying prospectus is a description of events of default relating to debt securities including the securities.

Payment Upon an Event of Default

Unless otherwise specified in the relevant pricing supplement, in case an event of default with respect to the securities shall have occurred and be continuing, the amount declared due and payable per security Face Amount upon any acceleration of the securities shall be determined by the calculation agent and shall be an amount in cash equal to the amount payable at maturity per security Face Amount as described under the caption "Description of Securities—Payment at Maturity," calculated as if the date of acceleration were the Final Valuation Date. If the securities have more than one Valuation Date, then the business days immediately preceding the date of acceleration (in such number equal to the number of Valuation Dates in excess of one) shall be the corresponding Valuation Dates.

If the maturity of the securities is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the securities as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities of Deutsche Bank Aktiengesellschaft—Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities of Deutsche Bank Aktiengesellschaft—Discharge and Defeasance" are not applicable to the securities, unless otherwise specified in the relevant pricing supplement.

Listing

The securities will not be listed on any securities exchange, unless otherwise specified in the relevant pricing supplement.

Book-Entry Only Issuance — The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the securities. The securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global securities certificates, representing the total aggregate Face Amount of the securities, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes—Form, Legal Ownership and Denomination of Notes."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the securities will be payable and the transfer of the securities will be registrable at the office of Deutsche Bank Trust Company Americas ("**DBTCA**") in The City of New York.

DBTCA or one of its affiliates will act as registrar and transfer agent for the securities. DBTCA will also act as paying agent and may designate additional paying agents.

Registration of transfers of the securities will be effected without charge by or on behalf of DBTCA, but upon payment (with the giving of such indemnity as DBTCA may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The securities will be governed by and interpreted in accordance with the laws of the State of New York.

U.S. FEDERAL INCOME TAX CONSEQUENCES

In the opinion of Davis Polk & Wardwell LLP, our special tax counsel, which is based on certain factual assumptions, the following is a summary of the material U.S. federal income tax consequences of ownership and disposition of the securities.

The following discussion applies only to an investor who holds the securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the "**Code**"). It is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this product supplement may affect the tax consequences described below, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor's particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, certain financial institutions, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers and certain traders in securities, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold the securities as a part of a hedging transaction, straddle, conversion or integrated transaction, U.S. holders (as defined below) who have a "functional currency" other than the U.S. dollar, or individual non-U.S. investors who are present in the United States for 183 days or more in the taxable year in which their securities are sold or retired.

Tax Treatment of the Securities

Unless otherwise specified in the applicable pricing supplement, it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes, with the consequences described below. Due to the absence of authorities that directly address instruments that are similar to the securities, significant aspects of the U.S. federal income tax consequences of an investment in the securities are uncertain. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the treatment described herein. Accordingly, you should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities (including possible alternative treatments, some of which are discussed below) and with respect to any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Unless otherwise stated, the following discussion assumes that the treatment of the securities as prepaid financial contracts will be respected.

Tax Consequences to U.S. Holders

You are a "U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of securities who is: (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Subject to the possible application of Section 1256 of the Code, discussed below, the following are anticipated U.S. federal income tax consequences of ownership and disposition of the securities under current law.

Tax Treatment prior to Maturity. You should not recognize taxable income or loss over the term of the securities prior to maturity, other than pursuant to a sale or exchange, as described below.

Sale, Exchange or Retirement of the Securities. Upon a sale, exchange or retirement of the securities, you will recognize taxable gain or loss equal to the difference between the amount realized on such sale, exchange or retirement and your tax basis in the securities. Your tax basis in the securities should equal the amount you paid to acquire them. Under Section 988 of the Code, your gain or loss should be treated as ordinary in character, unless on or before the date on which you acquire your securities you make a valid election pursuant to the applicable Treasury regulations to treat such gain or loss as capital gain or loss. It is reasonable to treat that the election under Section 988 as available, and there should be no adverse consequences as a result of having made a protective election under Section 988. If you make a valid election, your gain or loss on the securities should be capital gain or loss, and, subject to the discussion below concerning Section 1256 of the Code, should be long-term capital gain or loss if you have held the securities for more than one year. The deductibility of capital losses is subject to certain limitations.

To make the election, you must, in accordance with detailed procedures set forth in the regulations under Section 988, either (a) clearly identify the transaction on your books and records on or before the date you acquire your securities as being subject to such an election and file the relevant statement verifying such election with your federal income tax return or (b) otherwise obtain independent verification. You should consult your tax adviser regarding the availability of the election, the advisability of making it and the conditions and procedures for doing so.

You should consult your tax adviser regarding the potential application of reporting requirements for losses in excess of specified thresholds, including special rules for losses with respect to foreign currency transactions.

Possible Application of Section 1256. Depending on their terms, your securities might be treated as "foreign currency contracts" within the meaning of Section 1256 of the Code. If Section 1256 were to apply to your securities, you would be required to mark the securities to market at the end of each year (*i.e.*, recognize income as if the securities had been sold for their fair market value). In that case, gain or loss recognized with respect to your securities, including on marking to market at the end of each year, should be ordinary in character unless you make the election described above to treat gain or loss on the securities as capital. If you make a valid election and Section 1256 were to apply, gain or loss recognized with respect to your securities, including on marking to market, would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to the period during which you held your securities.

Other Possible Alternative Tax Treatments of an Investment in the Securities. Other alternative U.S. federal income tax treatments of the securities are possible that, if applied, could materially and adversely affect the timing and/or character of income or loss with respect to the securities. It is possible, for example, that the securities could be treated as debt instruments issued by us. Under this treatment, securities having a term exceeding one year from issuance to maturity (including the last possible date that the securities could be outstanding) would be governed by Treasury regulations relating to the taxation of contingent payment debt instruments. In that event, even if you are a cash-method taxpayer, in each year that you held the securities you would be required to accrue into income "original issue discount" based on our comparable yield for similar non-contingent debt, determined as of the time of issuance of the securities, even though we will not be required to make any payment with respect to the securities prior to maturity. In addition, any income on the sale, exchange or retirement of the securities would be treated as ordinary in character.

Other U.S. federal income tax characterizations of the securities might also require you to include amounts in income during the term of the securities and/or might treat all or a portion of the gain or loss on the sale or settlement of the securities as short-term capital gain or loss, without regard to how long you held the securities. For instance, in the case of any index that is included in, or constitutes, an Underlying, it is possible that any reconstitution, rebalancing or recomposition of the index, change in methodology of calculating the index, or substitution of a successor index could be treated as a "deemed" taxable exchange that could cause you to recognize gain or loss (subject, in the case of loss, to possible application of the "wash sale" rules) as if you had sold or exchanged the securities.

In December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

In December 2007, the IRS also released a revenue ruling holding that a financial instrument with some arguable similarity to the securities is properly treated as a debt instrument denominated in a foreign currency. The securities are distinguishable in meaningful respects from the instruments described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the securities for U.S. holders, possibly with retroactive effect.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by this notice and ruling, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Tax Consequences to Non-U.S. Holders

You are a "non-U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of securities who is: (i) a nonresident alien individual; (ii) a foreign corporation; or (iii) a foreign estate or trust.

Sale, Exchange or Retirement of the Securities. Any gain from the sale, exchange or retirement of the securities should not be subject to U.S. federal income tax, including withholding tax, unless such gain is effectively connected with your conduct of a trade or business in the United States, as described below.

Income Effectively Connected with a Trade or Business in the United States. If you are engaged in a trade or business in the United States and income from the securities is effectively connected with your conduct of that trade or business, you generally will be taxed in the same manner as a U.S. holder. In this case, you will be required to provide a properly executed IRS

Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the securities, including the possible imposition of a 30% branch profits tax if you are a corporation.

Tax Consequences under Possible Alternative Treatments. If the securities were treated as indebtedness, any income from the securities would not be subject to U.S. federal income tax, including withholding tax, provided generally that (i) you certified on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and otherwise satisfied applicable requirements; and (ii) any income from the securities was not effectively connected with your conduct of a trade or business in the United States.

As described above under "— Tax Consequences to U.S. Holders — Other Possible Alternative Tax Treatments of an Investment in the Securities," in December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. The notice focuses, among other things, on the degree, if any, to which income realized with respect to such instruments by non-U.S. persons should be subject to withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might require non-U.S. holders to accrue income, subject to withholding tax, over the term of the securities, possibly on a retroactive basis. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities, including the issues presented by this notice.

Backup Withholding and Information Reporting

The proceeds received from a sale, exchange or retirement of the securities will be subject to information reporting unless you are an "exempt recipient" (such as a domestic corporation) and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. holder) or meet certain other conditions. If you are a non-U.S. holder and you provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

USE OF PROCEEDS; HEDGING

Unless otherwise specified in the relevant pricing supplement, the net proceeds we receive from the sale of the securities will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the securities as more particularly described in "Use of Proceeds" in the accompanying prospectus. The original Issue Price of the securities includes each agent's commissions (as shown on the cover page of the relevant pricing supplement) paid with respect to the securities which commissions, as to agents affiliated with us, include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the securities. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the securities. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.

On or prior to the date of the relevant pricing supplement, we, either directly or through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the securities by taking positions in the relevant currency or currencies, or instruments whose value is derived therefrom. While we cannot predict an outcome, such hedging activity or other hedging or investment activity of ours could potentially affect the relevant currency or currencies, which could affect your return on the securities. Similarly, the unwinding of our or our affiliates' hedges near or on a Valuation Date or Valuation Dates could affect the exchange rates of the relevant currency or currencies on such dates, which could have an adverse effect on the value of the securities. From time to time, prior to maturity of the securities, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the relevant currency or currencies or instruments whose value is derived from the relevant currency or currencies. Although we have no reason to believe that any of these activities will have a material impact on the exchange rates of the relevant currencies or the value of the securities, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No security holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in Distribution Agreements to be entered into between Deutsche Bank AG and each of Deutsche Bank Securities Inc. ("**DBSI**") and DBTCA as agents and certain other agents that may be party to either Distribution Agreement from time to time (each an "**Agent**" and collectively with DBSI and DBTCA, the "**Agents**"), each Agent participating in an offering of securities has agreed to purchase, and we have agreed to sell, the Face Amount of securities set forth on the cover page of the relevant pricing supplement. Each Agent proposes initially to offer the securities directly to the public at the public offering price set forth on the cover page of the relevant pricing supplement. DBSI, DBTCA and other Agents may allow a concession to other dealers as set forth in the relevant pricing supplement, or we may pay other fees, in the amount set forth in the relevant pricing supplement. After the initial offering of the securities, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of DBSI. The net proceeds received from the sale of the securities will be used, in part, by DBSI or one of its affiliates in connection with hedging our obligations under the securities. The underwriting arrangements for any offering in which DBSI participates will comply with the requirements of NASD Rule 2720 of FINRA regarding a FINRA member firm's distribution of the securities of an affiliate and related conflicts of interest. In accordance with NASD Rule 2720, DBSI may not make sales in offerings of the securities to any of its discretionary accounts without the prior written approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the securities in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the securities, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, DBSI may sell more securities than it is obligated to purchase in connection with the offering, creating a naked short position in the securities for its own account. DBSI must close out any naked short position by purchasing the securities in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, securities in the open market to stabilize the price of the securities. Any of these activities may raise or maintain the market price of the securities above independent market levels or prevent or retard a decline in the market price of the securities. DBSI is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total aggregate Face Amount of securities offered pursuant to a pricing supplement is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the securities offered in that offering.

No action has been or will be taken by us, DBSI, DBTCA or any dealer that would permit a public offering of the securities or possession or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the securities, or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement or any other offering material relating to the securities, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the securities has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the securities or possesses or distributes this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the securities under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the securities. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.